UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D. C. 20549

                            --------------------

                                SCHEDULE 13-D/A

                               (Amendment No. 3)

                  Under the Securities Exchange Act of 1934

                                E-Z-EM, INC.
                              (Name of Issuer)

                Common Stock, par value $0.10 per share
                       (Title of Class of Securities)

                                  269305405
                                (CUSIP Number)

                               David P. Meyers
                            1534 North Decatur Road
                                  Suite 202
                            Atlanta, Georgia 30307
                               (404) 371-0563
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                 October 22, 2002
                        (Date of event Which Requires
                          Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13-G to report the acquisition which is the subject of this Schedule 13-D, and is filing this Schedule because of Rule 13d-1 (b) or (4), check the following box. [ ]

                            CUSIP NO. 269305405

   (1)  Name of Reporting                     David P. Meyers
        Persons. I.R.S.Identification
        Nos. of Above Persons
        (Entities Only)

   (2)  Check the Appropriate
        Box if a Member of a                 (a) X
        Group                                (b)

   (3)  SEC Use Only

   (4)  Source of Funds                      OO

   (5)  Check if Disclosure
        of Legal Proceedings
        is Required Pursuant
        to Items 2(d) or 2(e)

   (6)  Citizen or Place of                  United States
        Organization

                                  (7)  Sole Voting
                                       Power         384,231 shares

  Number of Shares                (8)  Shared Voting
  Beneficially                         Power         None
  Owned by Each
  Reporting                       (9)  Sole
  Person With                          Dispositive
                                       Power         384,231 shares

                                 (10)  Shared
                                       Dispositive
                                       Power         None

  (11)  Aggregate Amount
        Beneficially Owned by
        Each Reporting Person                        764,097.03 shares

  (12)  Check if the Aggregate
        Amount in Row (11)
        Excludes Certain Shares                      X

  (13)  Percent of Class                             7.6%
        Represented by Amount
        in Row (11)

  (14)  Type of Reporting                            IN
        Persons

                           CUSIP NO. 269305405

   (1)  Name of Reporting                     Jonas I. Meyers
        Persons. S.S. or
        I.R.S.Identification
        No. of Above Person

   (2)  Check the Appropriate
        Box if a Member of a                 (a) X
        Group                                (b)

   (3)  SEC Use Only

   (4)  Source of Funds                      OO

   (5)  Check if Disclosure
        of Legal Proceedings
        is Required Pursuant
        to Items 2(d) or 3(e)

   (6)  Citizen or Place of                  United States
        Organization
                                  (7)  Sole Voting
                                       Power         221,453 shares

  Number of Shares                (8)  Shared Voting
  Beneficially                         Power         None
  Owned by Each
  Reporting                       (9)  Sole
  Person With                          Dispositive
                                       Power         221,453 shares

                                 (10)  Shared
                                       Dispositive
                                       Power         None

  (11)  Aggregate Amount
        Beneficially Owned by
        Each Reporting Person                        601,319.03 shares

  (12)  Check if the Aggregate
        Amount in Row (11)
        Excludes Certain Shares                      X

  (13)  Percent of Class                             6.0%
        Represented by Amount
        in Row (11)

  (14)  Type of Reporting                            IN
        Persons

                           CUSIP NO. 269305405

   (1)  Name of Reporting                     Stuart J. Meyers
        Persons. S.S. or
        I.R.S.Identification
        No. of Above Person

   (2)  Check the Appropriate
        Box if a Member of a                 (a) X
        Group                                (b)

   (3)  SEC Use Only

   (4)  Source of Funds                      OO

   (5)  Check if Disclosure
        of Legal Proceedings
        is Required Pursuant
        to Items 2(d) or 3(e)

   (6)  Citizen or Place of                  United States
        Organization

                                  (7)  Sole Voting
                                       Power         315,758 shares

  Number of Shares                (8)  Shared Voting
  Beneficially                         Power         1,684,550 shares
  Owned by Each
  Reporting                       (9)  Sole
  Person With                          Dispositive
                                       Power         315,758 shares

                                 (10)  Shared
                                       Dispositive
                                       Power         1,684,550 shares

  (11)  Aggregate Amount
        Beneficially Owned by
        Each Reporting Person                        682,399.67 shares

  (12)  Check if the Aggregate
        Amount in Row (11)
        Excludes Certain Shares                      X

  (13)  Percent of Class                             6.8%
        Represented by Amount
        in Row (11)

  (14)  Type of Reporting                            IN
        Persons

                           CUSIP NO. 269305405

   (1)  Name of Reporting                     Betty K. Meyers
        Persons. S.S. or
        I.R.S.Identification
        No. of Above Person

   (2)  Check the Appropriate
        Box if a Member of a                 (a) X
        Group                                (b)

   (3)  SEC Use Only

   (4)  Source of Funds                      PF

   (5)  Check if Disclosure
        of Legal Proceedings
        is Required Pursuant
        to Items 2(d) or 3(e)

   (6)  Citizen or Place of                  United States
        Organization

                                  (7)  Sole Voting
                                       Power         279,437 shares

  Number of Shares                (8)  Shared Voting
  Beneficially                         Power         1,684,550 shares
Owned by Each
  Reporting                       (9)  Sole
  Person With*                         Dispositive
                                       Power         279,437 shares

                                 (10)  Shared
                                       Dispositive
                                       Power        1,684,550 shares

  (11)  Aggregate Amount
        Beneficially Owned by
        Each Reporting Person                        279,437 shares

  (12)  Check if the Aggregate
        Amount in Row (11)
        Excludes Certain Shares                      X

  (13)  Percent of Class                             2.8%
        Represented by Amount
        in Row (11)

  (14)  Type of Reporting                            IN
        Persons

                           CUSIP NO. 269305405

   (1)  Name of Reporting                     Meyers Family Limited
        Persons. S.S. or                      Partnership
        I.R.S.Identification
        No. of Above Person

   (2)  Check the Appropriate
        Box if a Member of a                 (a) X
        Group                                (b)

   (3)  SEC Use Only

   (4)  Source of Funds                      OO

   (5)  Check if Disclosure
        of Legal Proceedings
        is Required Pursuant
        to Items 2(d) or 3(e)

   (6)  Citizen or Place of                  United States
        Organization

                                  (7)  Sole Voting
                                       Power         1,684,550 shares

  Number of Shares                (8)  Shared Voting
  Beneficially                         Power         None
  Owned by Each
  Reporting                       (9)  Sole
  Person With*                         Dispositive
                                       Power         1,684,550 shares

                                 (10)  Shared
                                       Dispositive
                                       Power         None

  (11)  Aggregate Amount
        Beneficially Owned by
        Each Reporting Person                        1,684,550 shares

  (12)  Check if the Aggregate
        Amount in Row (11)
        Excludes Certain Shares                      X

  (13)  Percent of Class                             16.7%
        Represented by Amount
        in Row (11)

  (14)  Type of Reporting                            PN
        Persons

                             SCHEDULE 13D/A

INTRODUCTION.

     David P. Meyers, Jonas I. Meyers, Stuart J. Meyers, Betty K. Meyers and the Meyers Family Limited Partnership (collectively, the "Reporting Persons"), filed an amended Schedule 13D with the Securities and Exchange Commission (the "Commission") on October 7, 2002, amending a Schedule 13D filed on June 21, 2002, with respect to the securities of the issuer (the "Existing Statement").

     The Reporting Persons are filing this amendment to the Existing Statement (the "Third Amendment") to disclose and change, among other things:

      (i) the report changes in their ownership of Common Stock to which the reporting obligations of Rule 13d-1 are applicable resulting from the reclassification effected by the Company on October 22, 2002, in which each share of voting Class A Common Stock and each share of nonvoting Class B Common Stock were automatically converted into one share of voting Common Stock, par value $0.10 per share (the "Reclassification");

      (ii) to report changes in their ownership of Common Stock resulting from (a) the discovery of shares of common stock of which the Reporting Persons were not previously aware, (b) the acquisition of shares by certain Reporting Persons resulting from the exercise of options and the rendering of services as a director of the Company, and (c) the disposition of sales by certain Reporting Persons in open market sales under Rule 144 under the Securities Act of 1933;

      (iii) to amend disclosure pertaining to that agreement dated July 15, 2002 (the "Stockholders' Agreement"), by and among the Company, Howard
S. Stern, Seth F. Stern, Rachel Stern Graham, David P. Meyers, Jonas I. Meyers, Stuart J. Meyers, Betty K. Meyers and the Meyers Family Limited Partnership to include only those obligations and undertakings in the Stockholders' Agreement that survived the completion of the Reclassification;

      (iv) to reiterate the Reporting Persons' disclaimer of (A) membership in a "group" within the meaning of Rule 13d-5(b)(1) promulgated pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by virtue of their execution and delivery of the Stockholders' Agreement and (b) beneficial ownership of the shares of common stock of the Company in which each does not have a pecuniary interest.

     By virtue of the execution and delivery of the Stockholders' Agreement, and the expected performance by the parties of the agreements and covenants contained therein, all of the parties to such Stockholders' Agreement (other than the Company) may be deemed to constitute a "group" within the meaning of Rule 13d-5(b)(1) promulgated by the Commission pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"). If the parties to the Stockholders' Agreement (other than the Company) are deemed to constitute a "group," then each such party, as a member of a "group," would be deemed to own beneficially all of the shares of common stock of the Company owned in the aggregate by the members of such group.

     Capitalized terms used herein without definition shall have the respective meanings ascribed to them in the Second Amendment.

Item 1. Security and Company.

     No change from disclosures in Existing Statement.

Item 2. Identity and Background.

     No change from disclosures in Existing Statement.

Item 3.  Source and Amount of Funds or Other Consideration

     The text of Item 3 of the Existing Statement is amended and restated in its entirety to read as follows:

     On October 22, 2002, the Company completed the Reclassification. As a result of the Reclassification, each outstanding share of Class A Common Stock and each outstanding share of Class B Common Stock were converted into one share of a newly created class of Common Stock of the Company, including all shares of Class A Common Stock and Class B Common Stock held by the Reporting Persons as of the date of the Recapitalization. The Existing Statement only contained disclosure of the Reporting Persons's ownership of Class A Common Stock, because the Class B Common Stock was nonvoting.

     In addition to the shares of Common Stock acquired in the Reclassification, certain Reporting Persons have acquired additional shares of Common Stock as follows:

     - on July 14, 2003, David P. Meyers acquired 4,000 shares of Common Stock by the exercise of options;

     - on July 14, 2003, Betty K. Meyers acquired 33,765 shares of Common Stock by the exercise of options.

     David P. Meyers and Betty K. Meyers purchased the above-described shares with their personal funds.

     As a result of continuing review of the Reporting Person's stockholdings in the Company, including shares held by Phillip Meyers, the deceased husband of Betty K. Meyers, and the father of David P. Meyers, Stuart J. Meyers and Jonas I. Meyers, the Reporting Persons have located additional shares of Common Stock that they were previously unaware of, which shares are included in their share amounts listed for them in this Statement.

	In addition, Stuart J. Meyers and Jonas I. Meyers have sold certain shares of Common Stock under Rule 144, and the share amounts listed for them in this Statement reflect such sales.

Item 4. Purpose of the Transaction

     The text of Item 4 of the Existing Statement is amended and restated in its entirety to read as follows:

     All of the shares of Common Stock acquired by the Reporting Persons as described in Item 3 herein were acquired for investment purposes.

     Other than as set forth herein, the Reporting Persons have no present plan to (i) acquire additional securities of the Company, except pursuant to compensation plans of the Company, or to dispose of securities of the Company, except that Stuart J. Meyers and Jonas I. Meyers may continue to sell limited amounts of Common Stock to the extent permitted by Rule 144 for estate planning purposes, (ii) effect an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, other than the acquisition of other companies in the same business as the Company, (iii) participate in or effect a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (iv) effect any change in the board of directors, (v) effect any change in the present capitalization or dividend policy of the Company, (vi) effect any change in the Company's business or capital structure, (vii) effect any change in the Company's charter, bylaws or instruments that would impede the ability of another person to obtain control over the Company, (viii) cause a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (ix) cause a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act, or (x) cause or take any action similar to any of those enumerated above.

     Notwithstanding the foregoing, the board of directors of the Company considers, from time to time, various internal plans developed by management for corporate actions that may fall within the corporate acts described above, and David P. Meyers participates in the evaluation of such plans as a member of the board of directors.

Item 5. Interest in Securities of the Company.

     The text of Item 5 of the Existing Statement is amended and restated in its entirety to read as follows:

        (a) David P. Meyers is the direct owner of 384,231 shares (3.8%) of Common Stock, and has a remainder interest in 366,642.67 shares (3.6%) of Common Stock. His mother, Betty K. Meyers, has a life estate in 45,012 of the shares in which Mr. Meyers has a remainder interest and the Meyers Family Limited Partnership owns the life estate (which is measured by the life of Betty K. Meyers) in the rest of the shares in which Mr. Meyers has a remainder interest. Mr. Meyers is the beneficial owner of 379,866.03 shares (3.8%) of Common Stock by virtue of his beneficial ownership of 22.55% of the Meyers Family Limited Partnership, which owns 1,684,550 shares of Common Stock by virtue of the transaction described in Item 3 herein. Of the shares of Common Stock beneficially owned by Mr. Meyers in the Meyers Family Limited Partnership, 165,977.02 shares are owned outright and 213,889.01 shares are a life estate only, with the life estate measured by the life of Betty K. Meyers. Mr. Meyers' beneficial ownership does not include shares of Common Stock owned outright by his wife (1,909 shares), as well as any shares beneficially owned by his wife or a trust established for the benefit of his children through their ownership of interests in the Meyers Family Limited Partnership (a 7.12% and a 1.53% interest therein, respectively).

     Jonas I. Meyers is the direct owner of 221,453 shares (2.2%) of Common Stock, and has a remainder interest in 366,641.67 shares (3.6%) of Common Stock. His mother, Betty K. Meyers, has a life estate in 42,510 of the shares in which Mr. Meyers has a remainder interest and the Meyers Family Limited Partnership owns the life estate (which is measured by the life of Betty K. Meyers) in the rest of the shares in which Mr. Meyers has a remainder interest. Mr. Meyers is the beneficial owner of 379,866.03 shares (3.8%) of Common Stock by virtue of his beneficial ownership of 22.55% of the Meyers Family Limited Partnership, which owns 1,684,550 shares of Common Stock by virtue of the transaction described in Item 3 herein. Of the shares of Common Stock beneficially owned by Mr. Meyers in the Meyers Family Limited Partnership, 165,977.02 shares are owned outright and 213,889.01 shares are a life estate only, with the life estate measured by the life of Betty K. Meyers.

     Stuart J. Meyers is the direct owner of 315,758 shares (3.1%) of Common Stock, and has a remainder interest in 366,641.67 shares (3.6%) of Common Stock. His mother, Betty K. Meyers, has a life estate in 42,510 of the shares in which Mr. Meyers has a remainder interest and the Meyers Family Limited Partnership owns the life estate (which is measured by the life of Betty K. Meyers) in the rest of the shares in which Mr. Meyers has a remainder interest. Mr. Meyers is the beneficial owner of 379,866.03 shares (3.8%) of Common Stock by virtue of his beneficial ownership of 22.55% of the Meyers Family Limited Partnership, which owns 1,684,550 shares of Common Stock by virtue of the transaction described in Item 3 herein. Of the shares of Common Stock beneficially owned by Mr. Meyers in the Meyers Family Limited Partnership, 165,977.02 shares are owned outright and 213,889.01 shares are a life estate only, with the life estate measured by the life of Betty K. Meyers. Mr. Meyers' beneficial ownership does not include shares of Common Stock owned by a trust established for the benefit of his children (14,035 shares), or beneficially owned by his wife or a trust established for the benefit of his children through their ownership of interests in the Meyers Family Limited Partnership (a 7.12% and a 16.59% interest therein, respectively).

     Betty K. Meyers is the direct owner of 279,437 shares (2.8%) of Common Stock, of which Ms. Meyers only has a life estate in 151,416 of the shares.

     The Meyers Family Limited Partnership owns 1,684,550 shares (16.7%) of Common Stock, of which it only as a life estate in 948,510 such shares, with the life estate measured by the life of Betty K. Meyers.

     In summary, the Reporting Persons own in the aggregate 2,885,429 shares (28.6%) of Common Stock, excluding any shares owned by their spouses or trusts established for the benefit of their children (15,944 shares).

     Notwithstanding the foregoing, if the Reporting Persons and the Stern Family Members are deemed to constitute a "group" within the meaning of
Section 13(d)(3) of the Exchange Act and Rule 13d-5(b) promulgated by the Commission thereunder, then each of the Reporting Persons may deemed to beneficially own an additional 2,852,957 shares of Common Stock owned in the aggregate by the Stern Family Members, or an additional 28.2% of the shares of Common Stock issued and outstanding. Each of the Reporting Persons expressly disclaims beneficial ownership of the shares of Common Stock owned and held by the Stern Family Members and the other Reporting Persons.

     David P. Meyers disclaims beneficial ownership of any shares of Common Stock owned outright by his wife, Christi Meyers, or beneficially owned by his wife or the David Meyers Children's Trust by the virtue of their ownership interests in the Meyers Family Limited Partnership. Stuart J. Meyers disclaims beneficial ownership of any shares of Common Stock beneficially owned by his wife, Sara Meyers, or the Sara and Stuart Meyers Children's Trust by the virtue of their ownership interests in the Meyers Family Limited Partnership.

     All percentages herein are calculated based upon 10,098,288 shares of Common Stock outstanding as of April 9, 2003, as set forth in Company's Form 10-Q for the quarterly period ended March 1, 2003, filed with the Commission on April 15, 2002.

          (b) David P. Meyers may be deemed to have the sole power to dispose of (and direct the disposition of) the 384,231 shares of Common Stock owned by him. As a result of the voting agreements contained in the Stockholders' Agreement, each of the Reporting Persons may be deemed to share with each other and the Stern Family Members the power to vote (and direct the vote of) the 5,738,386 shares of Common Stock owned in the aggregate by the parties to such agreement, but only with respect to the matters and to the extent set forth in such Stockholders' Agreement. Except to the extent set forth in the Stockholders' Agreement, David P. Meyers may be deemed to have the sole power to vote (and direct the vote of) the 384,231 shares of Common Stock owned by him.

     Jonas I. Meyers may be deemed to have the sole power to dispose of (and direct the disposition of) the 221,453 shares of Common Stock owned by him. As a result of the voting agreements contained in the Stockholders' Agreement, each of the Reporting Persons may be deemed to share with each other and the Stern Family Members the power to vote (and direct the vote of) the 5,738,386 shares of Common Stock owned in the aggregate by the parties to such agreement, but only with respect to the matters and to the extent set forth in such Stockholders' Agreement. Except to the extent set forth in the Stockholders' Agreement, Jonas I. Meyers may be deemed to have the sole power to vote (and direct the vote of) the 221,453 shares of Common Stock owned by him.

     Stuart J. Meyers may be deemed to have the sole power to dispose of (and direct the disposition of) the 315,758 shares of Common Stock owned by him, and the shared power to dispose of (and direct the disposition of) 1,684,550 shares of Common Stock owned by the Meyers Family Limited Partnership by virtue of his position as co-trustee of the trust that serves as sole general partner thereof. As a result of the voting agreements contained in the Stockholders' Agreement, each of the Reporting Persons may be deemed to share with each other and the Stern Family Members the power to vote (and direct the vote of) the 5,738,386 shares of Common Stock owned in the aggregate by the parties to such agreement, but only with respect to the matters and to the extent set forth in such Stockholders' Agreement. Except to the extent set forth in the Stockholders' Agreement, Stuart J. Meyers may be deemed to have the sole power to vote (and direct the vote of) the 315,758 shares of Common Stock owned by him, and the shared power to vote 1,684,550 shares of Common Stock owned by the Meyers Family Limited Partnership by virtue of his position as co-trustee of the trust that serves as sole general partner thereof.

     Betty K. Meyers may be deemed to have the sole power to dispose of (and direct the disposition of) the 279,437 shares of Common Stock owned by her (but only to the extent of her interest therein), and the shared power to dispose of (and direct the disposition of) 1,684,550 shares of Common Stock owned by the Meyers Family Limited Partnership by virtue of her position as co-trustee of the trust that serves as sole general partner thereof. In addition, as a result of the voting agreements contained in the Stockholders' Agreement, each of the Reporting Persons may be deemed to share with each other and the Stern Family Members the power to vote (and direct the vote of) the 5,738,386 shares of Common Stock owned in the aggregate by the parties to such agreement, but only with respect to the matters and to the extent set forth in such Stockholders' Agreement. Except to the extent set forth in the Stockholders' Agreement, Betty K. Meyers may be deemed to have the sole power to vote (and direct the vote of) the 279,437 shares of Common Stock owned by her, and the shared power to vote 1,684,550 shares of Common Stock owned by the Meyers Family Limited Partnership by virtue of her position as co-trustee of the trust that serves as sole general partner thereof.

     The Meyers Family Limited Partnership may be deemed to have the sole power to dispose of (and direct the disposition of) the 1,684,550 shares of Common Stock owned by it (but only to the extent of its interest therein). In addition, as a result of the voting agreements contained in the Stockholders' Agreement, each of the Reporting Persons may be deemed to share with each other and the Stern Family Members the power to vote (and direct the vote of) the 5,738,386 shares of Common Stock owned in the aggregate by the parties to such agreement, but only with respect to the matters and to the extent set forth in such Stockholders' Agreement. Except to the extent set forth in the Stockholders' Agreement, the Meyers Family Limited Partnership may be deemed to have the sole power to vote (and direct the vote of) the 1,684,550 shares of Common Stock owned by it. Management of the Meyers Family Limited Partnership is controlled by Betty
K. Meyers and Stuart J. Meyers, who are co-trustees of a trust that serves as the sole general partner of the Meyers Family Limited Partnership.

     Each of the Reporting Persons expressly disclaims beneficial ownership of the shares of Common Stock owned and held by the Stern Family Members and the other Reporting Persons.

     The identity and background information required by Item 2 with respect to the Stern Family Members is set forth in Item 2 of the Schedule 13D of such persons filed with the Commission on July 30, 2002 (the "Stern Family Schedule 13D"). The Reporting Persons make no representations or warranties with respect to the accuracy or completeness of the identity and background information contained in the Stern Family Schedule 13D and incorporated herein by reference.

          (c) Except as set forth below, during the past 60 days, none of the Reporting Persons has effected any transaction in the Common Stock:

     - on June 2, 2003, Stuart J. Meyers sold 1,000 shares of Common Stock on the open market;

     - on June 2, 2003, the Sara and Stuart Meyers Children's Trust sold 1,000 shares on the open market;

     - on July 14, 2003, David P. Meyers acquired 4,000 shares of Common Stock by the exercise of options;

     - on July 14, 2003, Betty K. Meyers acquired 33,765 shares of Common Stock by the exercise of options.

          (d) In addition, to the beneficial ownership of David P. Meyers, Stuart J. Meyers and Jonas I. Meyers in the Meyers Family Limited Partnership as disclosed above, the following persons own beneficial interests in the Meyers Family Limited Partnership, and therefore have the right to receive dividends or the proceeds of the sale of securities held by said entity:

Sara Meyers                                   7.12%
Christi Meyers                                7.12%
The Sara and Stuart Meyers Children's Trust   16.59%
David Meyers Children's Trust                 1.53%

Sara Meyers is the wife of Stuart J. Meyers. Christi Meyers is the wife of David P. Meyers. The trustee of the Sara and Stuart Meyers Children's Trust is an individual that is not related to the Reporting Persons. The trustee of the David Meyers Children's Trust is an individual that is not related to the Reporting Persons.

          (e) None

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Company

     The text of Item 6 of the Existing Statement is amended and restated in its entirety to read as follows:

     The Reporting Persons are related and have an oral understanding to, unless agreed otherwise, vote their shares of Common Stock for David P. Meyers as a director, and to consult with each other prior to voting on any other matter that may come before holders of Common Stock for a vote. There is no written agreement evidencing their understanding.

     Effective on July 15, 2002, the Stern Family Members and the Reporting Persons entered into a Stockholders' Agreement. Paragraph 5 of the Stockholders' Agreement contains the only remaining restriction of the Reporting Persons right to sell or vote their shares, and provides that each Reporting Person: "agrees not to submit any shareholder proposal similar to the Meyers Proposal to the Company prior to July 15, 2004, and agrees to vote all of the Subject Shares that they beneficially own against any such shareholder proposal during such two-year period."

     The "Meyers Proposal" to which Paragraph 5 of the Stockholders' Agreement refers was a proposal submitted by David P. Meyers on May 24, 2002, and resubmitted on June 18, 2002, to (a) change the Company's bylaws to provide that directors must be less than seventy (70) years of age to be qualified to serve on the board, and that any director who ceases to be so qualified would be automatically terminated, (b) to amend the bylaws to declassify the Company's board of directors, and (c) to amend the bylaws to eliminate the requirement that directors may only be removed by the vote of 80% of the Class A common stockholders.

     Paragraph 6 of the Stockholders' Agreement required the Reporting Persons to negotiate in good faith with the Stern Family Members to arrive at a mutually acceptable stockholders' agreement, and to continue such discussions between October 16, 2002 and December 31, 2002. The Reporting Persons entered into the required negotiations, but no agreement was reached between the Reporting Persons and the Stern Family Members.

     The descriptions of the Stockholders' Agreement set forth above do not purport to be complete and are qualified in their entirety by the full text of the Stockholders' Agreement, a copy of which was filed as Exhibit
10.3 to the Existing Statement, and incorporated herein by reference.

Item 7. Materials to be Filed as Exhibits

Exhibit No.             Description

    10.1.    Promissory Note dated June 7, 2002 by Meyers Family
             Limited Partnership.*

    10.2. Stock Pledge Agreement dated June 7, 2002 by and between Meyers Family Limited Partnership and Betty
             Kramer Meyers.*

    10.3     Stockholders' Agreement dated July 15, 2002.**

    10.4     Form of Irrevocable Proxy.**

* Incorporated by reference from the Reporting Person's Schedule 13D/A filed on or about June 21, 2002.

** Incorporated by reference from the Reporting Person's Schedule 13D/A filed on or about October 7, 2002.

                             SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.


                                   /s/ David P. Meyers
                                   David P. Meyers, Individually


                                   /s/ Jonas I. Meyers
                                   Jonas I. Meyers, Individually


                                   /s/ Stuart J. Meyers
                                   Stuart J. Meyers, Individually


                                   /s/ Betty K. Meyers
                                   Betty K. Meyers, Individually


                                   MEYERS FAMILY LIMITED PARTNERSHIP,
                                   a Louisiana Limited Partnership

                                   By: Meyers Management Trust,
                                       General Partner

                                   By: /s/ Stuart J. Meyers
                                   Name: Stuart J. Meyers
                                   Title: Co-Trustee


Dated: July 16, 2003